

June 16, 2010

Mr. Eldon D. Dietterick
Executive Vice President and Treasurer
Blue Ridge Real Estate Company
PO Box 707
Blakeslee, PA 18610

> RE: **Blue Ridge Real Estate Company**
> **Form 10-K for the period ended October 31, 2008; Form 10-Q for the period**
> **ended July 31, 2009; and Form 10-K for the period ended October 31, 2009**
> **Filed January 29, 2009; September 14, 2009; and February 22, 2010**
> **File No. 0-02844**

Dear Mr. Dietterick:

  We have reviewed your response letter dated May 12, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the period ended July 31, 2009

Note 2 – Significant Accounting Policies, page 5

1. We have reviewed your response to prior comment 2. We await the filing of you amendment; upon reviewing your amendment we may have additional comments.

Form 10-K for the period ended October 31, 2009

Exhibit 13

Note 1 – Summary of Significant Accounting Policies, page 23

2. We have reviewed your response to prior comment 3. Please tell us how you determined that it was appropriate to use a single period capitalization method to value the golf

course which began operations in 2007 and has operated at a loss since then. We note that a single period capitalization method is generally appropriate for a mature business with stable earnings and can only handle a constant growth rate assumption. In your response, please tell us the consideration you gave to using alternative cash flow models that allow for different short-term and long-term growth rates to be considered.

3. Your response to prior comment 3 also indicates that the appraisal of the golf course included a sales comparison approach, based on four comparable sales of 18-hole golf courses in eastern Pennsylvania. Please tell us how you determined that the sales of these golf courses were comparable to your property. Specifically, tell us when each sale occurred, the approximate distance that each of the properties is from your golf course, the sales prices, and any other significant data that you considered.

4. We also note in your response to comment 3 that you used a sales comparison approach to determine the value of the land and that the per acre prices of the other sales were adjusted to the extent the property sold was deemed inferior or superior to your land from the standpoint of overall size, physical traits, improvements and ingress/egress. Please also advise us of the timing of these sales that you determined to be comparable.

5. You state that management has determined to market the golf course and the PRD as one parcel to a national developer; please tell us what consideration you have given to presenting the properties as held for sale based on the criteria in ASC FASB 360-10-45-9.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3782 with any questions.

Sincerely,

Jessica Barberich
Assistant Chief Accountant